SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 29 April 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 29 April 2026
           re: 2026 Q1 Interim Management Statement

Lloyds Banking Group plc

Q1 2026 results

Interim management statement

29 April 2026

RESULTS FOR THE THREE MONTHS TO 31 MARCH 2026

"In the first quarter of 2026, the Group delivered sustained strength in financial performance, growing our income, maintaining our cost discipline and delivering strong profitability. Our differentiated business model remains resilient in the context of the current economic uncertainties. We remain focused on supporting UK households and businesses as they look to strengthen their financial positions and achieve their goals.

We are building strategic momentum during the final year of our current plan, providing innovative ways for our customers to manage their financial needs and achieve their financial aspirations. We are confident in our delivery for the year ahead and reiterate our guidance for 2026. We look forward to presenting our new strategy alongside the half-year results."

Charlie Nunn, Group Chief Executive

Sustained strength in financial performance1

●  Statutory profit before tax of £2.0 billion (three months to 31 March 2025: £1.5 billion) benefitting from higher total income. Return on tangible equity of 17.0%
●  Underlying net interest income of £3.6 billion, up 8% year-on-year. This reflects a higher banking net interest margin of 3.17%, up 14 basis points year-on-year (up 7 basis points compared to the fourth quarter). This was driven by strong structural hedge income, alongside franchise led volume growth, as illustrated by average interest-earning banking assets of £473.5 billion, up 4% year-on-year
●  Underlying other income of £1.6 billion, 11% higher year-on-year driven by growth in customer activity and the continued benefit of strategic initiatives
●  Operating lease depreciation of £389 million, up 10% following fleet growth, the depreciation of higher value vehicles and declines in used car prices, partially offset by risk mitigation actions
●  Operating costs of £2.5 billion, down 3% reflecting higher cost savings and a lower severance expense, partially offset by business growth costs, inflationary pressures and the impact of Lloyds Wealth (Schroders Personal Wealth). Remediation costs of £11 million across a small number of pre-existing rectification programmes
●  Underlying impairment charge of £295 million, giving an asset quality ratio of 25 basis points, reflects strong and stable credit performance. This includes a £101 million net charge from updated multiple economic scenarios
●  Underlying loans and advances to customers of £486.2 billion increased by £5.1 billion (1%) in the quarter, with growth across Retail of £3.5 billion and Commercial Banking of £2.8 billion
●  Customer deposits of £495.9 billion decreased by £0.6 billion in the quarter as fixed term deposits fell slightly given Group participation decisions. A £3.1 billion reduction in Retail was partially offset by £2.3 billion growth in Commercial Banking
●  Strong capital generation of 41 basis points, primarily reflecting banking build offset by lending driven risk-weighted asset increases. CET1 ratio of 13.4% after the ordinary dividend accrual
●  Risk-weighted assets of £240.8 billion, up £5.3 billion in the first quarter largely from lending growth, with limited planned optimisation
●  Tangible net assets per share at 31 March 2026 of 57.9 pence, up 0.9 pence in the quarter (31 December 2025: 57.0 pence)

2026 guidance
Based on the sustained strength in our financial performance and our current macroeconomic assumptions, for 2026 the Group reiterates its guidance:
●  Underlying net interest income now expected to be greater than £14.9 billion
●  Cost:income ratio of less than 50% (including operating costs of less than £9.9 billion)
●  Asset quality ratio of c.25 basis points
●  Return on tangible equity of greater than 16%
●  Capital generation of greater than 200 basis points2
●  To pay down to a CET1 ratio of c.13.0%

1    See the basis of presentation on page 15.
2    Excludes capital distributions.

INCOME STATEMENT (UNDERLYING BASIS)A AND KEY BALANCE SHEET METRICS

	Three months ended 31 Mar 2026 £m	Three months ended 31 Mar 2025 £m	Change %	Three months ended 31 Dec 2025 £m	Change %

Underlying net interest income	3,569	3,294	8	3,529	1
Underlying other income	1,605	1,452	11	1,594	1
Operating lease depreciation	(389)	(355)	(10)	(379)	(3)
Net income	4,785	4,391	9	4,744	1
Operating costs	(2,474)	(2,550)	3	(2,585)	4
Remediation	(11)	-		(56)	80
Total costs	(2,485)	(2,550)	3	(2,641)	6
Underlying profit before impairment	2,300	1,841	25	2,103	9
Underlying impairment charge	(295)	(309)	5	(177)	(67)
Underlying profit	2,005	1,532	31	1,926	4
Restructuring	(18)	(4)		(30)	40
Volatility and other items	38	(11)		87	(56)
Statutory profit before tax	2,025	1,517	33	1,983	2
Tax expense	(470)	(383)	(23)	(548)	14
Statutory profit after tax	1,555	1,134	37	1,435	8

Earnings per share	2.4p	1.7p	0.7p	2.2p	0.2p
Banking net interest marginA	3.17%	3.03%	14bp	3.10%	7bp
Average interest-earning banking assetsA (£bn)	473.5	455.5	4	470.3	1
Cost:income ratioA	51.9%	58.1%	(6.2)pp	55.7%	(3.8)pp
Asset quality ratioA	0.25%	0.27%	(2)bp	0.14%	11bp
Return on tangible equityA	17.0%	12.6%	4.4pp	15.7%	1.3pp

	At 31 Mar 2026	At 31 Mar 2025	Change %	At 31 Dec 2025	Change %

Underlying loans and advances to customersA (£bn)	486.2	466.2	4	481.1	1
Customer deposits (£bn)	495.9	487.7	2	496.5
Loan to deposit ratioA	98%	96%	2pp	97%	1pp
CET1 ratio	13.4%	13.5%	(0.1)pp	14.0%	(0.6)pp
Pro forma CET1 ratioA,1	13.4%	13.5%	(0.1)pp	13.2%	0.2pp
Total capital ratio	18.2%	18.4%	(0.2)pp	18.9%	(0.7)pp
MREL ratio	31.7%	30.4%	1.3pp	32.2%	(0.5)pp
UK leverage ratio	5.1%	5.5%	(0.4)pp	5.4%	(0.3)pp
Risk-weighted assets (£bn)	240.8	230.1	5	235.5	2
Wholesale funding2 (£bn)	114.0	89.4	28	99.4	15
Liquidity coverage ratio3	144%	145%	(1)pp	145%	(1)pp
Net stable funding ratio4	123%	128%	(5)pp	124%	(1)pp
Tangible net assets per shareA	57.9p	54.4p	3.5p	57.0p	0.9p

A    See page 14.
1    31 December 2025 pro forma CET1 ratio reflects the full impact of the share buyback in respect of 2025, announced in January 2026.
2    Excludes balances relating to cash collateral of £2.0 billion (31 December 2025: £1.5 billion, 31 March 2025: £1.4 billion).
3    The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.
4    The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

QUARTERLY INFORMATIONA

	Quarter ended 31 Mar 2026 £m	Quarter ended 31 Dec 2025 £m	Change %	Quarter ended 30 Sep 2025 £m	Quarter ended 30 Jun 2025 £m	Quarter ended 31 Mar 2025 £m

Underlying net interest income	3,569	3,529	1	3,451	3,361	3,294
Underlying other income	1,605	1,594	1	1,557	1,517	1,452
Operating lease depreciation	(389)	(379)	(3)	(365)	(355)	(355)
Net income	4,785	4,744	1	4,643	4,523	4,391
Operating costs	(2,474)	(2,585)	4	(2,302)	(2,324)	(2,550)
Remediation	(11)	(56)	80	(875)	(37)	-
Total costs	(2,485)	(2,641)	6	(3,177)	(2,361)	(2,550)
Underlying profit before impairment	2,300	2,103	9	1,466	2,162	1,841
Underlying impairment charge	(295)	(177)	(67)	(176)	(133)	(309)
Underlying profit	2,005	1,926	4	1,290	2,029	1,532
Restructuring	(18)	(30)	40	(7)	(5)	(4)
Volatility and other items	38	87	(56)	(109)	(37)	(11)
Statutory profit before tax	2,025	1,983	2	1,174	1,987	1,517
Tax expense	(470)	(548)	14	(396)	(577)	(383)
Statutory profit after tax	1,555	1,435	8	778	1,410	1,134

Earnings per share	2.4p	2.2p	0.2p	1.0p	2.1p	1.7p
Banking net interest marginA	3.17%	3.10%	7bp	3.06%	3.04%	3.03%
Average interest-earning banking assetsA (£bn)	473.5	470.3	1	465.5	460.0	455.5
Cost:income ratioA	51.9%	55.7%	(3.8)pp	68.4%	52.2%	58.1%
Asset quality ratioA	0.25%	0.14%	11bp	0.15%	0.11%	0.27%
Return on tangible equityA	17.0%	15.7%	1.3pp	7.5%	15.5%	12.6%

	At 31 Mar 2026	At 31 Dec 2025	Change %	At 30 Sep 2025	At 30 Jun 2025	At 31 Mar 2025
Underlying loans and advances to customersA (£bn)	486.2	481.1	1	477.1	471.0	466.2
Customer deposits (£bn)	495.9	496.5		496.7	493.9	487.7
Loan to deposit ratioA	98%	97%		96%	95%	96%
CET1 ratio	13.4%	14.0%	(0.6)pp	13.8%	13.8%	13.5%
Pro forma CET1 ratioA,1	13.4%	13.2%	0.2pp	13.8%	13.8%	13.5%
Total capital ratio	18.2%	18.9%	(0.7)pp	18.6%	19.0%	18.4%
MREL ratio	31.7%	32.2%	(0.5)pp	31.2%	31.4%	30.4%
UK leverage ratio	5.1%	5.4%	(0.3)pp	5.2%	5.4%	5.5%
Risk-weighted assets (£bn)	240.8	235.5	2	232.3	231.4	230.1
Wholesale funding (£bn)	114.0	99.4	15	103.5	92.2	89.4
Liquidity coverage ratio2	144%	145%	(1)pp	145%	145%	145%
Net stable funding ratio3	123%	124%	(1)pp	126%	127%	128%
Tangible net assets per shareA	57.9p	57.0p	0.9p	55.0p	54.5p	54.4p

1    31 December 2025 pro forma CET1 ratio reflects the full impact of the share buyback in respect of 2025, announced in January 2026. 30 June 2025 pro forma CET1 ratio reflects the ordinary dividend received from the Insurance business in July 2025.
2    The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.
3    The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

BALANCE SHEET ANALYSIS

	At 31 Mar 2026 £bn	At 31 Mar 2025 £bn	Change %	At 31 Dec 2025 £bn	Change %

UK mortgages	324.7	317.1	2	323.1
Credit cards	17.6	15.9	11	17.3	2
UK Retail unsecured loans	10.9	9.5	15	10.5	4
UK Motor Finance1	16.8	15.8	6	16.4	2
Overdrafts	1.3	1.2	8	1.3
Retail Europe2	21.1	17.8	19	20.4	3
UK private bank3	1.2	1.0	20	1.1	9
Retail other2,3	0.2	0.2		0.2
Business and Commercial Banking	28.7	29.4	(2)	28.3	1
Corporate and Institutional Banking	64.4	58.5	10	62.0	4
Central Items4	(0.7)	(0.2)		0.5
Underlying loans and advances to customersA	486.2	466.2	4	481.1	1

Retail UK current accounts	103.4	102.5	1	102.8	1
Retail UK savings accounts	194.1	196.5	(1)	197.2	(2)
Retail Europe5	15.0	13.6	10	15.3	(2)
UK private bank6	9.6	9.8	(2)	9.9	(3)
Commercial Banking	173.4	164.9	5	171.1	1
Central Items	0.4	0.4		0.2
Customer deposits	495.9	487.7	2	496.5

Total assets	968.1	909.9	6	944.1	3
Total liabilities	919.9	862.1	7	896.2	3

Ordinary shareholders' equity	42.1	40.7	3	41.8	1
Other equity instruments	5.9	6.9	(14)	5.9
Non-controlling interests	0.2	0.2		0.2
Total equity	48.2	47.8	1	47.9	1

Ordinary shares in issue, excluding own shares	58,518m	60,459m	(3)	58,799m

1    UK Motor Finance balances on an underlying basisA exclude a finance lease gross up. See page 14.
2    From the fourth quarter of 2025, within underlying loans and advances, Retail Europe is reported separately (previously presented within Retail other). The comparatives are represented on a consistent basis.
3    Within underlying loans and advances, UK private bank, previously presented within Retail other, is reported separately. The comparatives are represented on a consistent basis.
4    Central Items includes central fair value hedge accounting adjustments.
5    Within customer deposits, Retail UK savings accounts and Retail Europe, previously presented together as Retail savings accounts are reported separately. The comparatives are represented on a consistent basis.
6    Previously named Wealth.

GROUP RESULTS - STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of IFRS® Accounting Standards. The underlying basis results are shown on page 2.

Summary income statement	Three months ended 31 Mar 2026 £m	Three months ended 31 Mar 2025 £m	Change %

Net interest income	3,483	3,204	9
Other income	1,701	1,491	14
Total income	5,184	4,695	10
Operating expenses	(2,865)	(2,868)
Impairment	(294)	(310)	5
Profit before tax	2,025	1,517	33
Tax expense	(470)	(383)	(23)
Profit after tax	1,555	1,134	37

Profit attributable to ordinary shareholders	1,413	1,006	40
Profit attributable to other equity holders	118	115	3
Profit attributable to non-controlling interests	24	13	85
Profit after tax	1,555	1,134	37

Ordinary shares in issue (weighted-average - basic)	58,801m	60,589m	(3)
Basic earnings per share	2.4p	1.7p	0.7p

Summary balance sheet	At 31 Mar 2026 £m	At 31 Dec 2025 £m	Change %
Assets
Cash and balances at central banks	62,128	56,661	10
Financial assets at fair value through profit or loss	238,626	240,413	(1)
Derivative financial instruments	22,307	19,727	13
Financial assets at amortised cost	565,121	553,672	2
Financial assets at fair value through other comprehensive income	35,442	36,320	(2)
Other assets	44,501	37,279	19
Total assets	968,125	944,072	3
Liabilities
Deposits from banks	7,476	5,779	29
Customer deposits	495,924	496,457
Repurchase agreements at amortised cost	41,014	38,570	6
Financial liabilities at fair value through profit or loss	31,425	27,909	13
Derivative financial instruments	19,568	16,132	21
Debt securities in issue at amortised cost	91,884	78,271	17
Liabilities arising from insurance and participating investment contracts	131,334	135,284	(3)
Liabilities arising from non-participating investment contracts	60,630	61,640	(2)
Other liabilities	31,771	26,269	21
Subordinated liabilities	8,868	9,894	(10)
Total liabilities	919,894	896,205	3
Total equity	48,231	47,867	1
Total equity and liabilities	968,125	944,072	3

REVIEW OF PERFORMANCEA

Income statement - underlying basisA

The Group's statutory profit before tax for the first three months of 2026 was £2,025 million, 33% higher than in the first three months of 2025, reflecting higher total income, controlled costs and benign impairments. Profit after tax was £1,555 million and earnings per share were 2.4 pence (three months to March 2025: £1,134 million and 1.7 pence respectively).

The Group's underlying profit was £2,005 million in the first three months of 2026, up 31% versus the prior year (three months to 31 March 2025: £1,532 million). The first quarter benefitted from higher underlying net interest income, higher underlying other income and lower operating costs. Underlying profit was up 4% versus the fourth quarter of 2025.

Net income of £4,785 million was up 9% compared to the first quarter of 2025, driven by higher underlying net interest income and higher underlying other income, partially offset by an increased charge for operating lease depreciation. Net income in the first quarter was up 1% compared to the fourth quarter of 2025.

Within net income, underlying net interest income of £3,569 million was up 8% compared to the prior year (three months to 31 March 2025: £3,294 million). This was supported by a banking net interest margin of 3.17% (three months to 31 March 2025: 3.03%), benefitting from stronger structural hedge income as eligible balances were reinvested into a higher rate environment, partially offset by asset margin compression, in particular in the UK mortgages portfolio. Net interest income in the first quarter was also supported by strong customer led growth. The Group delivered broad based growth across the Retail business, led by UK mortgages and the European retail business, alongside growth in Commercial Banking within Corporate and Institutional Banking, partially offset by continued repayments of government-backed lending within Business and Commercial Banking. This also resulted in increased average interest-earning banking assets in the first quarter of £473.5 billion (three months to 31 March 2025: £455.5 billion). Underlying net interest income in the first quarter of 2026 included a non-banking net interest expense of £129 million (three months to 31 March 2025: £112 million), increasing as a result of growth in the Group's other operating income activities and the refinancing of these activities at higher rates. Given strength in activity and particularly changes in interest rates, the Group now expects underlying net interest income for 2026 to be greater than £14.9 billion.

Underlying net interest income of £3,569 million was up 1% compared to the fourth quarter of 2025 (three months to 31 December 2025: £3,529 million). A growing structural hedge contribution offset the impact of continued headwinds from asset margin compression, resulting in a higher banking net interest margin of 3.17% compared to 3.10% in the fourth quarter of 2025. Alongside, average interest-earning banking assets grew to £473.5 billion (three months to 31 December 2025: £470.3 billion) reflecting growth across the Retail division, led by UK mortgages, and growth in Commercial Banking.

The Group manages the risk to earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 31 March 2026, the notional balance of the sterling structural hedge was £246 billion (31 December 2025: £244 billion) with a weighted average life of approximately 3.75 years (31 December 2025: approximately 3.75 years). The increase of £2 billion in the first quarter reflects continued strong performance in hedge eligible balances, including personal current accounts. The Group generated £1.6 billion of total income from structural hedge balances in the first three months of 2026 (three months to 31 March 2025: £1.2 billion). Given interest rate changes, the Group now expects structural hedge earnings to be greater than £7.0 billion in 2026 and greater than £8.0 billion in 2027, with earnings growth from the structural hedge expected to continue thereafter.

Underlying other income of £1,605 million in the first quarter of 2026 grew by 11% compared to the prior year (three months to 31 March 2025: £1,452 million), driven by strengthening customer activity and the benefit of investments in strategic initiatives. This included an increase of 6% in Retail, including UK Motor Finance fleet growth and higher average vehicle rental values. Commercial Banking decreased by 5% year-on-year driven by lower markets income in the context of recent market volatility and macroeconomic uncertainty. Insurance, Pensions and Investments underlying other income was up 22% following the full acquisition of Schroders Personal Wealth in the fourth quarter of 2025 and strengthening performance in the workplace pensions business. Equity Investments and Central Items benefitted from continued growth in Lloyds Living and higher realisations and net valuation gains in LDC.

REVIEW OF PERFORMANCE (continued)

Income statement - underlying basisA (continued)

Underlying other income in the first quarter was up 1% compared to the fourth quarter of 2025, including continued growth in UK Motor Finance within Retail and higher realisations and net valuation gains in LDC. This was offset by lower markets income given market conditions in Commercial Banking, seasonally lower spend within Retail and higher weather claims in Insurance, Pensions and Investments.

Operating lease depreciation of £389 million in the first three months of 2026 was 10% higher than in the prior year (three months to 31 March 2025: £355 million), due to fleet growth, the depreciation of higher value vehicles and declines in used car prices, partially offset by risk mitigation actions. Compared to the fourth quarter of 2025, operating lease depreciation was 3% higher, with continued growth in fleet size and higher losses on disposals. The Group continues to mitigate the risk of used car price movements through a number of market and customer initiatives to both improve performance and reduce volatility, including lease extensions, used car leasing, remarketing agreements and residual value insurance.

Operating costs of £2,474 million decreased by 3% compared to the first quarter of 2025, reflecting increased cost savings and a lower severance expense. These were partially offset by business growth costs, inflationary pressures and the impact of Lloyds Wealth (Schroders Personal Wealth), acquired in the fourth quarter of 2025. As expected, operating costs decreased, down 4% compared to the fourth quarter of 2025, which included payment of the Bank Levy.

A remediation charge of £11 million was recognised by the Group in the first three months of 2026 (three months to 31 March 2025: £nil) across a small number of pre-existing rectification programmes. There has been no change to the provision for motor finance commission arrangements, following the announcement of the final rules of the industry wide redress scheme. However, there remain a number of uncertainties including response rates, operational costs, litigation and the result of challenge from other parties which could impact the ultimate outcome.

Total costs, including remediation, of £2,485 million were 3% lower than the prior year, with net income up 9%. The cost:income ratio was 51.9% (three months to 31 March 2025: 58.1%). For 2026, the Group continues to expect the cost:income ratio to be less than 50%, with operating costs still expected to be less than £9.9 billion.

The underlying impairment charge was £295 million (three months to 31 March 2025: £309 million), resulting in an asset quality ratio of 25 basis points. The charge was slightly lower than prior year despite a higher charge of £101 million from updated multiple economic scenarios (MES) (three months to 31 March 2025: £35 million). The MES charge reflects a £151 million impact from the deterioration in economic outlook as a result of the Middle East conflict, partly offset by the release of the £50 million post model adjustment for global tariff and political disruption risks now considered to be adequately captured within assumptions and resulting modelled provisions.

The pre-updated MES charge of £194 million (three months to 31 March 2025: £274 million) is equivalent to an asset quality ratio of 16 basis points. The charge remains low due to continued strong and stable credit performance across portfolios and benefits from quarterly model calibrations reflecting this performance. In Retail, the charge is slightly higher than in the first quarter of 2025, reflecting a more typical level of credit impairment alongside balance sheet growth. Observed Commercial Banking charges in the quarter have been very low, further supported by calibration releases. This contrasts with a high prior year charge driven by a small number of defaults within a single sector. The Group continues to expect the asset quality ratio to be c.25 basis points in 2026.

Restructuring costs for the first quarter were £18 million (three months to 31 March 2025: £4 million). Volatility and other items were a net gain of £38 million for the quarter (three months to 31 March 2025: net loss of £11 million). This included a gain from market and other volatility of £76 million (three months to 31 March 2025: net gain of £30 million), as a result of positive market volatility, primarily insurance related, partially offset by regular charges for the amortisation of purchased intangibles of £34 million and fair value unwind of £4 million. The increase in amortisation of purchased intangibles includes charges from the acquisition of Schroders Personal Wealth in the fourth quarter of 2025.

The return on tangible equity for the period was 17.0% (three months to 31 March 2025: 12.6%). The Group continues to expect the return on tangible equity for 2026 to be greater than 16%.

REVIEW OF PERFORMANCE (continued)

Income statement - underlying basisA (continued)

Tangible net assets per share at 31 March 2026 were 57.9 pence, up 0.9 pence in the quarter (31 December 2025: 57.0 pence). The increase resulted from attributable profit and a higher pension surplus, partially offset by movements in the cash flow hedge reserve and the ordinary share buyback announced in January 2026. As at 31 March 2026, the Group had repurchased c.0.6 billion shares at a cost of £0.7 billion and an average share price of 97.7 pence.

Balance sheet

In the first quarter, underlying loans and advances to customers increased by £5.1 billion (or 1%) to £486.2 billion. This included net growth of £1.6 billion in UK mortgages in a period with significant maturities, alongside growth across credit cards, UK Retail unsecured loans, UK Motor Finance and the European retail business totalling £1.8 billion. Lending balances also increased in Commercial Banking by £2.8 billion, reflecting growth across Corporate and Institutional Banking and Business and Commercial Banking, net of continued government-backed lending repayments. These increases were partially offset by movements in the central fair value hedge resulting from rising swap rates.

Customer deposits of £495.9 billion decreased by £0.6 billion in the quarter. Retail deposits of £322.1 billion were down by £3.1 billion, including a reduction in Retail UK savings account balances given Group participation decisions in the fixed term deposit market. Retail UK current account balances increased by £0.6 billion, supported by the strength of the Group's franchise and proposition. Commercial Banking deposits of £173.4 billion were up £2.3 billion in the quarter, resulting from Corporate and Institutional Banking growth, partially offset by seasonal net outflows in Business and Commercial Banking.

The Group saw growth of £2.2 billion net new money in Insurance, Pensions and Investments open book assets under administration (AuA), during the first quarter of 2026. In total, open book AuA stand at £228 billion as at 31 March 2026.

The Group has a large, high quality liquid asset portfolio held mainly in cash and government bonds, with all assets hedged for interest rate risk. The Group's liquid assets continue to significantly exceed regulatory requirements and internal risk appetite, with a strong, stable liquidity coverage ratio of 144% at 31 March 2026 (31 December 2025: 145%) and a net stable funding ratio of 123% (31 December 2025: 124%). The loan to deposit ratio of 98%, slightly up versus 31 December 2025, continues to reflect a robust funding and liquidity position.

The underlying expected credit loss (ECL) allowance was essentially flat in the quarter at £3,343 million (31 December 2025: £3,353 million). This reflected an increase from the updated economic outlook offset by reductions from quarterly model calibrations and a reduction in judgemental adjustments which now account for approximately 5% of total ECL.

Capital

The Group's CET1 capital ratio at 31 March 2026 was 13.4% (31 December 2025: 13.2% pro forma). Capital generation during the first quarter was 41 basis points, primarily reflecting strong banking build, partially offset by risk-weighted asset increases. The Group has accrued a foreseeable ordinary dividend of 24 basis points, based upon a pro-rated amount of the 2025 full year dividend. The Group continues to expect capital generation in 2026 of greater than 200 basis points.

Risk-weighted assets increased by £5.3 billion to £240.8 billion at 31 March 2026 (31 December 2025: £235.5 billion), largely reflecting the impact of strong customer lending growth in a period with limited planned optimisation.

The Group's Retail secured CRD IV models remain subject to review and approval by the PRA and therefore uncertainty remains on the final outcome. The Group continues to expect the initial impact of Basel 3.1 implementation on 1 January 2027 to result in a Day 1 risk-weighted assets reduction in the range of c.£6 billion to c.£8 billion.

The Group's total regulatory CET1 capital requirement remains c.12% of risk-weighted assets. This includes the Pillar 2A CET1 capital requirement of c.1.4% of risk-weighted assets. The Board's view of the ongoing level of total CET1 capital required to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties remains c.13.0%. This includes a management buffer of c.1%. The Board intends to pay down to the CET1 capital target of c.13.0% by the end of 2026.

ADDITIONAL INFORMATION

Capital generation

Pro forma CET1 ratio as at 31 December 2025A,1	13.2%
Banking build (bps)2	60
Risk-weighted assets (bps)	(31)
Other movements (bps)3	12
Capital generation (bps)	41
Ordinary dividend (bps)	(24)
CET1 ratio as at 31 March 2026	13.4%

1    31 December 2025 pro forma CET1 ratio reflects the full impact of the share buyback in respect of 2025, announced in January 2026.
2    Includes impairment charge and excess regulatory expected losses.
3    Includes share-based payments and market volatility.

Underlying impairmentA

	Three months ended 31 Mar 2026 £m	Three months ended 31 Mar 2025 £m	Change %	Three months ended 31 Dec 2025 £m	Change %

Charges (credits) pre-updated MES1
Retail	224	204	(10)	107
Commercial Banking	(30)	71		22
Other	-	(1)		1
	194	274	29	130	(49)
Updated economic outlook (MES)
Retail	95	(90)		42
Commercial Banking	6	25	76	5	(20)
Other	-	100		-
	101	35		47
Underlying impairment chargeA	295	309	5	177	(67)

Asset quality ratioA	0.25%	0.27%	(2)bp	0.14%	11bp

1    Impairment charges excluding the impact from the updated economic outlook (multiple economic scenarios, MES) taken each quarter.

ADDITIONAL INFORMATION (continued)

Loans and advances to customers and expected credit loss allowance - underlyingA basis

At 31 March 2026	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages1	288,062	31,755	5,754	325,571	9.8	1.8
Credit cards	15,598	2,267	296	18,161	12.5	1.6
UK unsecured loans and overdrafts	10,972	1,404	190	12,566	11.2	1.5
UK Motor Finance2	14,159	2,903	139	17,201	16.9	0.8
Other	22,099	400	134	22,633	1.8	0.6
Retail	350,890	38,729	6,513	396,132	9.8	1.6
Business and Commercial Banking	24,711	3,368	946	29,025	11.6	3.3
Corporate and Institutional Banking	62,137	1,986	748	64,871	3.1	1.2
Commercial Banking	86,848	5,354	1,694	93,896	5.7	1.8
Equity Investments and Central Items3	(740)	-	-	(740)
Total gross lending	436,998	44,083	8,207	489,288	9.0	1.7

Customer related ECL allowance (drawn and undrawn)
UK mortgages1	58	247	570	875
Credit cards	210	279	132	621
UK unsecured loans and overdrafts	175	227	106	508
UK Motor Finance4	200	150	78	428
Other	18	10	31	59
Retail	661	913	917	2,491
Business and Commercial Banking	80	161	117	358
Corporate and Institutional Banking	100	122	254	476
Commercial Banking	180	283	371	834
Equity Investments and Central Items	1	-	-	1
Total	842	1,196	1,288	3,326

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers5
	Stage 1%	Stage 2%	Stage 3%	Total%
UK mortgages	-	0.8	9.9	0.3
Credit cards	1.3	12.3	46.5	3.4
UK unsecured loans and overdrafts	1.6	16.2	58.6	4.0
UK Motor Finance	1.4	5.2	56.1	2.5
Other	0.1	2.5	23.1	0.3
Retail	0.2	2.4	14.1	0.6
Business and Commercial Banking	0.3	4.8	15.7	1.2
Corporate and Institutional Banking	0.2	6.1	34.0	0.7
Commercial Banking	0.2	5.3	24.9	0.9
Equity Investments and Central Items		-	-
Total	0.2	2.7	16.1	0.7

1    UK mortgages balances on an underlying basisA exclude the impact of the HBOS acquisition-related adjustments.
2    UK Motor Finance balances on an underlying basisA exclude a finance lease gross up.
3    Contains central fair value hedge accounting adjustments.
4    UK Motor Finance includes £242 million relating to provisions against residual values of vehicles subject to finance leases.
5    Stage 3 and Total exclude loans in recoveries in credit cards of £12 million, UK unsecured loans and overdrafts of £9 million, Business and Commercial Banking of £201 million and Corporate and Institutional Banking of £1 million.

ADDITIONAL INFORMATION (continued)

Total ECL allowance by scenario - underlying basisA

The following table shows the Group's ECL for the probability-weighted, upside, base case, downside and severe downside scenarios.

Underlying basisA	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

At 31 March 2026	3,343	2,588	2,982	3,779	5,383
At 31 December 2025	3,353	2,591	2,987	3,797	5,400

Base case and MES economic assumptions

The Group's base case economic scenario has been updated to reflect events through to the balance sheet date, including those relating to the conflict in the Middle East. The Group has included assumptions for energy prices and war-related impacts in its quarter-end base case conditioning assumptions.

Reflecting the stagflationary consequences for the global and UK economies, the Group's base case scenario is for a reduced expansion in gross domestic product (GDP) and a rise in the unemployment rate alongside more limited gains in residential and commercial property prices relative to the outlook as at 31 December 2025. Increases in energy prices lead to the re-emergence of inflationary pressures, with reductions in UK Bank Rate expected to be delayed until 2027. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

The Group's approach to generating alternative economic scenarios is set out in detail in note 21 to the financial statements of the Group's 2025 Annual Report and Accounts. The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as of the first quarter of 2026. Actuals for this period, or restatements of past data, may have since emerged prior to publication and have not been included.

UK economic assumptions - base case scenario by quarter

Key quarterly assumptions made by the Group in the base case scenario are shown below. GDP growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 31 March 2026	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%	First quarter 2027%	Second quarter 2027%	Third quarter 2027%	Fourth quarter 2027%

Gross domestic product growth	0.2	0.2	0.1	0.3	0.4	0.4	0.4	0.4
Unemployment rate	5.3	5.5	5.6	5.6	5.5	5.5	5.3	5.2
House price growth	1.0	0.5	0.2	0.7	0.3	1.1	1.4	1.4
Commercial real estate price growth	0.6	0.2	0.1	(0.3)	(0.4)	(0.3)	(0.3)	0.4
UK Bank Rate	3.75	3.75	3.75	3.75	3.75	3.75	3.50	3.50
CPI inflation	3.2	3.1	3.5	3.9	3.5	3.1	2.1	1.8

ADDITIONAL INFORMATION (continued)

Base case and MES economic assumptions (continued)

UK economic assumptions - scenarios by year
Key annual assumptions made by the Group are shown below. GDP growth and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 31 March 2026	2026%	2027%	2028%	2029%	2030%	2026-2030 average %

Upside
Gross domestic product growth	1.1	2.4	1.7	1.6	1.6	1.7
Unemployment rate	4.7	3.6	3.2	3.1	3.2	3.6
House price growth	2.2	5.9	7.3	6.8	5.8	5.6
Commercial real estate price growth	5.6	5.6	3.2	1.7	0.3	3.2
UK Bank Rate	4.04	4.97	5.26	5.50	5.65	5.08
CPI inflation	3.5	2.9	2.4	3.1	3.3	3.0

Base case
Gross domestic product growth	0.5	1.2	1.5	1.6	1.7	1.3
Unemployment rate	5.5	5.4	5.0	4.7	4.5	5.0
House price growth	0.7	1.4	1.9	3.1	3.6	2.1
Commercial real estate price growth	(0.3)	0.4	1.3	0.7	(0.4)	0.4
UK Bank Rate	3.75	3.63	3.50	3.50	3.50	3.58
CPI inflation	3.4	2.6	1.8	2.2	2.3	2.5

Downside
Gross domestic product growth	(0.3)	(0.9)	0.7	1.4	1.7	0.5
Unemployment rate	6.3	7.8	7.7	7.2	6.8	7.1
House price growth	(0.5)	(3.3)	(5.8)	(3.2)	(0.7)	(2.7)
Commercial real estate price growth	(5.9)	(7.4)	(2.6)	(2.3)	(3.1)	(4.3)
UK Bank Rate	3.43	1.80	1.00	0.69	0.50	1.48
CPI inflation	3.4	2.5	1.2	1.0	0.8	1.8

Severe downside
Gross domestic product growth	(1.3)	(2.8)	0.3	1.3	1.6	(0.2)
Unemployment rate	7.4	10.5	10.4	9.7	9.0	9.4
House price growth	(1.6)	(7.6)	(12.6)	(8.9)	(5.0)	(7.2)
Commercial real estate price growth	(13.4)	(13.7)	(7.0)	(5.7)	(5.9)	(9.2)
UK Bank Rate	2.96	0.34	0.06	0.02	0.00	0.68
CPI inflation	3.4	2.3	0.3	(0.3)	(0.7)	1.0

Probability-weighted
Gross domestic product growth	0.3	0.5	1.2	1.5	1.7	1.0
Unemployment rate	5.7	6.1	5.8	5.4	5.2	5.7
House price growth	0.6	0.4	(0.2)	1.1	2.1	0.8
Commercial real estate price growth	(1.5)	(1.8)	(0.1)	(0.5)	(1.5)	(1.1)
UK Bank Rate	3.66	3.15	2.93	2.91	2.90	3.11
CPI inflation	3.4	2.7	1.7	1.9	1.9	2.3

ALTERNATIVE PERFORMANCE MEASURES

The statutory results are supplemented with a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation, which remain materially unchanged since the year-end, is set out on pages 62 to 67 of the Group's 2025 Full Year Results news release.

	Three months ended 31 Mar 2026	Three months ended 31 Mar 2025

Banking net interest marginA
Underlying net interest incomeA (£m)	3,569	3,294
Remove non-banking underlying net interest expense (£m)	129	112
Banking underlying net interest income (£m)	3,698	3,406

Loans and advances to customers (£bn)	486.4	466.9
Remove finance lease gross up1 (£bn)	(0.2)	(0.7)
Underlying loans and advances to customersA (£bn)	486.2	466.2
Add back:
Expected credit loss allowance (drawn) (£bn)	3.0	3.3
Acquisition related fair value adjustments (£bn)	0.1	0.2
Underlying gross loans and advances to customers (£bn)	489.3	469.7
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(12.3)	(9.7)
Other (£bn)	2.0	1.3
Interest-earning banking assets (£bn)	479.0	461.3
Averaging (£bn)	(5.5)	(5.8)
Average interest-earning banking assetsA (£bn)	473.5	455.5

Banking net interest marginA	3.17%	3.03%

1    The finance lease gross up represents a statutory accounting adjustment required under IFRS 9 to recognise a continuing involvement asset following the partial derecognition of a component of the Group's finance lease book via a securitisation in the third quarter of 2024.

	Three months ended 31 Mar 2026	Three months ended 31 Mar 2025

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	1,413	1,006

Average ordinary shareholders' equity (£bn)	41.9	40.1
Remove average goodwill and other intangible assets (£bn)	(8.2)	(7.8)
Average tangible equity (£bn)	33.7	32.3

Return on tangible equityA	17.0%	12.6%

KEY DATES

Annual General Meeting	14 May 2026
Final 2025 dividend paid	19 May 2026
2026 Half-year results and strategy update	30 July 2026
Q3 2026 Interim Management Statement	29 October 2026

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2026. Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2026 to the three months ended 31 March 2025 and the balance sheet analysis compares balances at 31 March 2026 to balances at 31 December 2025. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document. Further information on these measures is set out above. Unless otherwise stated, commentary on page 1 is given on an underlying basis. The Group's Q1 2026 Interim Pillar 3 disclosures can be found at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward-looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group's securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group's compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; risks related to new and emerging technologies, including artificial intelligence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group's financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Rohith Chandra-Rajan
Director of Investor Relations
rohith.chandra-rajan@lloydsbanking.com

Nora Thoden
Director of Investor Relations - ESG
nora.thoden@lloydsbanking.com

Tom Grantham
Investor Relations Senior Manager
thomas.grantham@lloydsbanking.com

CORPORATE AFFAIRS

Matt Smith
Head of Media Relations
matt.smith@lloydsbanking.com

Emma Fairhurst
Media Relations Senior Manager
emma.fairhurst@lloydsbanking.com

Copies of this Interim Management Statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 33 Old Broad Street, London, EC2N 1HZ
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000
LEI 549300PPXHEU2JF0AM85

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 29 April 2026